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                            January 26, 2024

       Matthew Garth
       Chief Financial Officer
       Scotts Miracle-Gro Co
       14111 Scottslawn Road
       Marysville, Ohio 43041

                                                        Re: Scotts Miracle-Gro
Co
                                                            Form 10-K filed
November 22, 2023
                                                            Form 8-K filed
November 1, 2023
                                                            File No. 001-11593

       Dear Matthew Garth:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended September 30, 2023

       Non-GAAP Measures, page 43

   1. We note that impairment, restructuring and other charges are excluded from your Non-
                                                        GAAP measures adjusted
income (loss) from operations, adjusted net income attributable to controlling interest
from continuing operations, adjusted diluted net income per
                                                        common share from
continuing operations income (loss) and adjusted EBITDA for all periods presented. With
reference to the inventory impairment charges included in
                                                        these line items,
please tell us your consideration of the guidance in Question 100.01 of the Compliance and
Disclosure Interpretations for Non-GAAP Financial Measures. Also,
                                                        see ASC 420-10-S99-3.
Please address this comment as it relates to the non-GAAP
                                                        measures, including
your adjusted gross margin, as presented in Exhibit 99.1 to your Item
                                                        2.02 Form 8-K filed
November 1, 2023.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Matthew Garth
Scotts Miracle-Gro Co
January 26, 2024
Page 2

absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.



                                                         Sincerely,
FirstName LastNameMatthew Garth
                                                         Division of
Corporation Finance
Comapany NameScotts Miracle-Gro Co
                                                         Office of Industrial
Applications and
January 26, 2024 Page 2                                  Services
FirstName LastName